Exhibit 99.1

Ecopetrol and Occidental Form Strategic Partnership to Develop Acreage in Midland Basin

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today that it formed a joint venture with Occidental Petroleum Corporation to develop 97,000 net acres of Occidental’s Midland Basin properties in the Permian Basin.

The JV enables Ecopetrol to book ~160 MMboe of proved undeveloped reserves at transaction closing and provides access to one of the most prolific resource plays in the world. The JV will progressively increase production until 2027, when production for Ecopetrol in the JV is estimated to reach circa 95 kboepd.

In addition to its share of future production from the development acreage, Ecopetrol will second employees to the joint venture. This will enable Ecopetrol to advance its expertise in shale development and ensure technology and knowledge transfer from the Permian Basin to its assets in Colombia. The deal is fully aligned with Ecopetrol’s strategic priorities outlined in the 2019-2021 business plan, which focus on reserves and production growth, under a strict capital deployment discipline.

Ecopetrol will pay $750 million in cash plus $750 million of carried capital in exchange for a 49-percent interest in the new venture. Occidental will own a 51-percent interest and operate the joint venture. During the carry period, Ecopetrol will pay 75 percent of Occidental’s share of capital expenditures.

The joint venture allows Occidental to accelerate its development plans in the Midland Basin. Occidental will retain production and cash flow from its existing operations in the Midland Basin.

“We are excited to partner with one of the largest operators in the Permian Basin, especially one we have worked successfully with for so many decades,” said Ecopetrol CEO President Felipe Bayon. “This is a key step to enhance our reserve base and production growth whilst we strengthen our capabilities in shale development and bring this technology to Colombia for the economic benefit of the country.”

The transaction is expected to close around year end.

To develop the JV, Ecopetrol incorporated two new companies, Ecopetrol Permian LLC and Ecopetrol USA Inc., and converted Ecopetrol America Inc. into Ecopetrol America LLC, which will continue to focus on US GoM operations.

Ecopetrol USA Inc. was incorporated in Delaware, and is 100% owned by Ecopetrol S.A. through its subsidiary Ecopetrol Global Energy SLU. Its objective is the exploration and exploitation of hydrocarbons.

Ecopetrol Permian LLC was also incorporated in Delaware, and is 100% owned by Ecopetrol USA Inc. and indirectly by Ecopetrol S.A. Its objective is the exploration, development and production of unconventional resources.

The transaction is subject to approvals from U.S. authorities.

Ecopetrol is receiving financial advice from Credit Suisse, legal advice from Shearman & Sterling and technical advice from DeGolyer and McNaughton. Petrie Partners is advising the Board of Directors of Ecopetrol and rendered a fairness opinion on the transaction.

Bogotá D.C., July 31, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Capital Markets Manager

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co